CHINA RITAR POWER CORP.
Room 405, Tower C, Huahan Building
16 Langshan Road, North High-Tech Industrial Park
Nanshan District, Shenzhen, 518057, China
(86) 755-83475380

January 30, 2008

By EDGAR Transmission

Mr. Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	China Ritar Power Corp.
Amendment No. 4 to the Registration Statement on Form S-1
Filed January 16, 2008, File No. 333-142942

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China Ritar Power Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on February 4, 2008, or as soon thereafter as practicable.

We acknowledge and agree that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above registration statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of the Securities Act. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Very truly yours,

CHINA RITAR POWER CORP.

By:	/s/ Jiada Hu
Jiada Hu
Chief Executive Officer

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